Via Facsimile and U.S. Mail
Mail Stop 6010
								January 24, 2006

Mr. Bruce Mogel
Chief Executive Officer
Integrated Healthcare Holdings, Inc.
695 Town Center Drive
Suite 260
Costa Mesa, CA  92626

Re:	Integrated Healthcare Holdings, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
Form 8-K/A Dated March 3, 2005
Filed June 8, 2005
	File No. 0-23511

Dear Mr. Mogel:

      We have reviewed your January 5, 2006 response to our November
2, 2006 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K/A filed June 8, 2005

Exhibit 99.12:  Unaudited Pro Forma Condensed Consolidated
Financial
Statements of IHHI

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Information

1. You indicate in your response to previous comment six that you will amend the 2005 Forms 10-Q to eliminate the depreciation of land.
However, we note that the total amount of depreciation has not changed. Please revise your 2005 Forms 10-Q to remove the depreciation of land as indicated in your response or tell us where the adjustments are presented.

2. We acknowledge your responses to our previous comments nine and six. Pro forma adjustment eight discloses your separate company accounting for the lease that eliminates in your consolidation of PCHI under FIN 46R. Please revise your disclosure to concentrate on your property accounting on a consolidated basis. For example, discuss the estimated useful lives of the assets acquired and not the term of the lease.

Form 10-Q/A for the nine months ended September 30, 2005

Financial Statements, page 2

Condensed Consolidated Statements of Cash Flows, page 5

3. We acknowledge your response to our previous comment 10.
Please
revise the caption of your financing inflow to indicate that this was a capital raising transaction and not the receipt of cash from the variable interest entity. Please revise your March 31, 2005 and June
30, 2005 Forms 10-Q/A, as appropriate.

Note 1: Summary of Significant Accounting Policies, page 6

Segment Reporting, page 12

4. Please add the disclosure provided on page 13 in response to our previous comment 11 to your March 31, 2005 and June 30, 2005 Forms 10-Q/A.

Note 4:  Common Stock, page 15

5. We are unable to locate the additional disclosure you added in response to previous comment 14 regarding why OC-PIN did not provide the remaining $20 million in financing under the original agreement and why you had to renegotiate the terms. Please revise your disclosures or tell us where this disclosure is in your filings. In addition, please revise your disclosure to indicate why the cash OC-
PIN placed in escrow was returned to them and the remaining financing not completed.


Note 5:  Common Stock Warrants, page 17

6. Please refer to your response to our previous comments 15 and 16.
You indicate in your response that you will account for the warrants as permanent equity however you did not demonstrate how these warrants qualify for equity treatment. Please tell us how you met each of the equity treatment criteria identified in paragraphs 12 through 32 of EITF 00-19.

7. We acknowledge your response to our previous comment 17.
Please
address the following:

a. Please explain to us how you were able to determine a $0.398 per
share Black-Scholes valuation with your assumed fair value of
$0.50
per share when you anticipate that only 43,254,715 warrants will be exercised and the first 43 million warrants are exercisable at $0.003125 per share. We note that the Black-Scholes model results in a valuation at least equal to the intrinsic value.
b. As previously requested, please explain to us how you were able to estimate that the warrants would remain outstanding for only two years instead of their three and one-half year life. If you have no basis for assuming a two year life, please revise your Black-Scholes valuation to include the maximum life of the warrants.
c. Please revise your financial statements, MD&A and pro forma disclosures in your 2005 Forms 10-Q and the Form 8-K/A filed June 8,
2005, accordingly.

8. We note your proposed restatement of warrant expense in your draft fiscal 2005 Forms 10-Q and the potential impact on your warrant valuation of the preceding comment. Please address the following regarding the restatement of your previously issued financial statements:

* Please label the appropriate basic financial statements as "restated."
* Please add a note to your financial statements to provide all the information required by paragraphs 36 and 37 of APB Opinion 20.
* Please provide a head note to your fiscal 2005 Forms 10-Q/A indicating the reason for the amendments.
* Please revise your controls and procedures disclosure to specifically address the impact of these restatements on your evaluation of your disclosure controls and procedures. If true, please specifically indicate why you believe your disclosure controls and procedures are still effective in light of your restatements.
* Please file currently dated management certifications with your amendment.
* Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Note 12: Subsequent Events, page 26

9. Please revise your disclosure regarding the warrants issued in conjunction with your December 14, 2005 note payable to specifically indicate their exercise price. In addition, as it appears that a variable amount of shares of common stock may be issued under these warrants and since the holder has registration rights, it appears that liability treatment of these warrants under EITF 00-19 may be appropriate. Please demonstrate to us how these warrants qualify for either equity or liability treatment under EITF 00-19. If these warrants qualify for liability treatment, please revise your MD&A to discuss the impact of this treatment on future earnings and financial position.

Management`s Discussion and Analysis, page 28

Critical Accounting Policies and Estimates, page 29

10. We acknowledge your response to our previous comment 18. As previously requested, for your allowance for doubtful accounts estimate please revise your 2005 Forms 10-Q to specifically disclose the historical accuracy of these critical accounting estimates and the expected likelihood of material changes in the future.

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31,
2005, June 30, 2005 and September 30, 2005 and Form 8-K/A filed
June
8, 2005 as proposed in your previous responses and in response to the above comments and provide any requested information within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


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Mr. Bruce Mogel
Integrated Healthcare Holdings, Inc.
January 24, 2006
Page 1